Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

Steelcase Employee Video Transcript

•	Hi everyone. I am pleased to share that Steelcase has reached an agreement to be acquired by HNI. This is a truly momentous occasion for Steelcase.

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For more than 100 years, Steelcase has been driven by our purpose - helping the world work better. We’ve established ourselves as an industry leader and innovator, always keeping our customers’ needs at the forefront of everything we do.

•	And with this news, we will move into the next phase of our journey to unlock new possibilities for our customers, dealers, and each of you.

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Before I go any further, I want to express my gratitude to you. Each day you demonstrate how our organization works together to win in the market, and it’s your passion, talent and effort that have shaped who we are and who we will continue to be.

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I’ve seen firsthand the positive impact you create for our customers, our industry and each other. And I am incredibly proud of what we have accomplished together, and how we’ve arrived at this moment.

Why HNI?

•	Now, let me share a little bit about why we’ve decided to join together with HNI, and why now is the right time.

•	HNI is a leader in workplace and residential building products in North America with a family of trusted brands and a broad network of more than 600 dealers.

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Like us, they are an organization built on honesty and integrity, with a culture centered around treating their stakeholders with dignity and respect, protecting the planet and honoring their commitments.

Bringing Together the Industry’s Best Brands

•	Bringing HNI and Steelcase together will create a more diversified and more resilient industry leader, delivering a portfolio of the most respected and well-recognized brands to more customers.

•	With HNI, we will be positioned to redefine what’s possible in the world of work, workers and workplaces.

•	With our collective resources, we will be able to accelerate innovation and launch new products across our brands and industry segments.

•	And finally, together with HNI, we will be positioned to accelerate and increase investments in digital transformation and customer-centered buying experiences.

•	We will continue to execute on our winning brand strategy, and with HNI, we will be able to accelerate the pace at which we can deliver for our customers through our combined capabilities.

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In my conversations with Jeff Lorenger, HNI’s Chairman, President, and Chief Executive Officer, it’s been clear that HNI recognizes that Steelcase’s people are our greatest strength. And importantly, HNI is committed to investing in our employees and supporting your career growth in this new, dynamic organization.

•	I am confident that this combination will create new career opportunities for our team as we grow together and I’m excited to see how the combined teams will continue to shape our industry.

What You Can Expect Moving Forward

•	Today is a big day for us all, but it’s only the first step in this next chapter.

•	The transaction is expected to be completed by the end of 2025.

•	And until then, we remain independent companies, and we will continue to operate just as we do today.

•	Over the coming weeks, we will establish a joint integration planning team with members from both companies, tasked with preparing a detailed and thoughtful approach to bring our businesses together.

•	Many decisions will be made as part of this planning process between now and the close of the transaction, but I can share a few details now.

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I will continue to lead Steelcase until we complete the transaction, at which time Jeff Lorenger, will lead the combined company. Jeff is an outstanding leader with an incredible vision for the future, and I know you’ll enjoy getting to know him as we work to bring our companies together.

•	In terms of brand, HNI recognizes the incredible value and brand equity we have built.

•	So following close, we will continue to operate as Steelcase, with our winning brand strategy.

•	We also will maintain our headquarters here in Grand Rapids, Michigan. The corporate headquarters for the combined company will be in Muscatine, Iowa, where HNI is based.

•	While there will be change ahead, many things won’t change, and nothing changes immediately.

•	As we move forward, I want to hear from you.

•	To help us keep the conversation going, we’ve set up an Integration Feedback Form for you to submit questions on SPARK.

•	I recognize this is emotional news for us, and we will need time to process. We are committed to communicating regularly with you as you uncover new questions and thoughts.

Our Next Chapter

•	In closing, our next chapter builds on the extraordinary foundation you all have created.

•	Everything we’ve done as a team to successfully execute our strategy and drive business results is what made this combination possible.

•	Our journey ahead is exciting, but we can’t lose sight of our priorities to keep delivering the exceptional products and service that are synonymous with the Steelcase name.

•	And most importantly, thank you for being the heart and soul of Steelcase. The best is yet to come!

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels;

changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March  11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February  25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June  20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May  28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April  18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”